SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             Cognos Incorporated
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  19244C109
                                (CUSIP Number)

                              Michael U. Potter
                             Sussex Capital Inc.
                            Sixty-Two John Street,
                Ottawa, Ontario, Canada  K1M 1M3  613-741-7970
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                September 13, 1999
            (Date of event which requires filing of this statement)



                        (Continued on following pages)

                              (Page 1 of 13 Pages)


CUSIP No. 19244C109                 13D                  Page 2 of 13 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Michael U. Potter
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO   See Item 3.
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                32,978
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                6,752,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                32,978
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                6,752,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                6,784,978        See Item 5.
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                15.7%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 19244C109                 13D                  Page 3 of 13 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Potter Alexander and Associates Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO See Item 3.
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                28,478
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                6,752,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                28,478
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                6,752,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                6,784,978        See Item 5.
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                15.7%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 19244C109                 13D                  Page 4 of 13 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           3088-9372 Quebec Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO See Item 3.
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Canada
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                8,034
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,242,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                8,034
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,242,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                6,784,978        See Item 5.
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 15.7%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 19244C109                 13D                  Page 5 of 13 Pages

_____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  9036-8747 Quebec Inc.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [x]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   OO See Item 3.
_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Canada
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                11,370
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,135,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                11,370
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,135,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                6,784,978        See Item 5.
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                      [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 15.7%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 19244C109                 13D                  Page 6 of 13 Pages

Item 1.     Security and Issuer.

            This statement relates to the shares of common stock, no par value (the "Shares"), of Cognos Incorporated (the "Issuer"), incorporated under the Canada Corporations Act. The Issuer's principal executive offices are located at 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada.

Item 2.     Identity and Background.

            (a)-(c) and (f) This statement is filed jointly pursuant to Rule 13d-(1)(k) by:

                (i)   Michael U. Potter ("Mr. Potter"), a citizen of Canada;

                (ii) Potter, Alexander and Associates Inc. ("PAAI"), a corporation incorporated under the Canada Business Corporations Act, wholly-owned by Mr. Potter;

                (iii) 3088-9372 Quebec Inc. ("Quebec I"), a corporation incorporated under the Quebec Corporation Act and a wholly-owned subsidiary of PAAI; and

                (iv) 9036-8747 Quebec Inc. ("Quebec II"), a corporation incorporated under the Quebec Corporation Act and a wholly-owned subsidiary of PAAI.

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Person is attached as Exhibit 1.

          The address of the principal office of:

             (i) Mr. Potter is Sixty-Two John Street, Ottawa, Ontario Canada, K1M 1M3.

             (ii) Quebec I and Quebec II is 200 Montcalm Street, Hull, Quebec, Canada J8Y 3B5.

             (iii) PAAI is 1301 Weber Centre, 5555 Calgary Trail Stbd., Edmonton, Alberta, Canada T6H 5P9.

          The principal business of PAAI, Quebec I and Quebec II is to engage in the business of investing in securities. Mr. Potter's present principal occupation is serving as the President of PAAI.



CUSIP No. 19244C109                 13D                  Page 7 of 13 Pages

          Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupation, and citizenship of the executive officers and directors of the Reporting Persons who are corporations are set forth in Schedule I attached hereto and are incorporated by reference.

     (d) None of the Reporting Persons and their respective executive officers and directors, as appropriate, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons and their respective executive officers and directors, as appropriate, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds and Other Consideration.

            The Shares owned directly by PAAI were purchased from the Issuer in the following transactions: (1) on September 1, 1978, PAAI purchased 6,886 Shares for $206,580.00, (2) on September 2, 1980, PAAI purchased 3,415 Shares for $128,062.50, and (3) on January 15, 1981, PAAI purchased 7,940 Shares for $119,100.00. Over the years, there had been several stock splits resulting in PAAI owning 2,996,226 Shares. On June 19, 1995, PAAI transferred 534,868 Shares to Quebec I. In 1996, another 3 to 1 stock split resulted in PAAI owning 7,384,074 Shares. On June 21, 1996, PAAI transferred 1,333,400 Shares to Quebec I and 2,666,600 Shares to Quebec II.

            Quebec I initially acquired 534,868 Shares from PAAI on June 19, 1995 for consideration consisting of a note in the amount of $93,406.28 and 100 shares of its common shares. The Shares underwent a 3 to 1 split in 1996. On June 21, 1996, Quebec I acquired 1,333,400 Shares from PAAI for consideration consisting of a promissory note in the amount of $77,602.88 and 100 shares of its common shares.

            Quebec II initially acquired 2,666,600 Shares from PAAI on June 21, 1996 for consideration consisting of a promissory note in the amount of $155,195.12 and 456,000 shares of its common shares.

Item 4.     Purpose of the Transaction.

            The Reporting Persons hold the Shares for investment. Although the Reporting Persons hold the Shares for investment purposes, the Reporting Persons may pursue discussions with management to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.



CUSIP No. 19244C109                 13D                  Page 8 of 13 Pages

Item 5.     Interest in Securities of the Issuer.

      (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,784,978 Shares representing approximately 15.7% of the Shares outstanding (based on 43,214,233 Shares outstanding as reported in the Issuer's Form 10-Q for the period ending June 30, 1999).

        (i) Quebec II directly owns 11,370 Shares. Quebec II also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares as to which Canada 13 through Canada 16 possess direct beneficial ownership:

        (a) 3497801 Canada Inc. ("Canada 13") directly owns 500,000 Shares;
        (b) 3539504 Canada Inc. ("Canada 14") directly owns 545,000 Shares;
        (c) 3539555 Canada Inc. ("Canada 15") directly owns 545,000 Shares; and
        (d) 3539571 Canada Inc. ("Canada 16") directly owns 545,000 Shares.


         (ii) Quebec I directly owns 8,034 Shares. Quebec I also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares as to which Canada 10 through Canada 12 possess direct beneficial ownership:

       (a) 3539130 Canada Inc. ("Canada 10") directly owns  47,000 Shares;
       (b) 3539156 Canada Inc. ("Canada 11") directly owns 385,000 Shares; and
       (c) 3497172 Canada Inc. ("Canada 12") directly owns 810,000 Shares.

         (iii) PAAI directly owns 9,074 Shares. PAAI also is a holder of 50% of the voting power of the following corporations and, accordingly, may be deemed to own beneficially the Shares to which Canada 1 through Canada 8 possess direct beneficial ownership:

      (a) 3497674 Canada Inc. ("Canada 1") directly owns 425,000 Shares;
      (b) 3497704 Canada Inc. ("Canada 2") directly owns 425,000 Shares;
      (c) 3539202 Canada Inc. ("Canada 3") directly owns 425,000 Shares;
      (d) 3539211 Canada Inc. ("Canada 4") directly owns 425,000 Shares;
      (e) 3539229 Canada Inc. ("Canada 5") directly owns 425,000 Shares;
      (f) 3539334 Canada Inc. ("Canada 6") directly owns 425,000 Shares;
      (g) 3539393 Canada Inc. ("Canada 7") directly owns 425,000 Shares; and
      (f) 3539423 Canada Inc. ("Canada 8") directly owns 400,000 Shares.

Also, PAAI, as the sole shareholder of Quebec I and Quebec II may be deemed to own beneficially the Shares to which Quebec I and Quebec II possess direct beneficial ownership.

       (iv) Mr. Potter holds stock options to purchase 4,500 Shares, exercisable at any time before April 15, 2003. Mr. Potter as the sole shareholder of PAAI may be deemed to own beneficially the Shares as to which PAAI possesses direct beneficial ownership. He may also be deemed to own beneficially the Shares as to which Quebec I, Quebec II and Canada 1 through Canada 16 posses direct beneficial ownership.



CUSIP No. 19244C109                 13D                  Page 9 of 13 Pages

        The Reporting Persons disclaim the existence of a group with Canada 1 through Canada 16. Except as described herein, the Reporting Persons have no contracts, arrangements, understanding or relations (legal or otherwise) with Canada 1 through Canada 16 or with any other person with respect to the Shares, including but not limited to the transfer or voting of any of the Shares. Each of Canada 1 through Canada 16 do not beneficially own more than 5 percent of the Issuer's Shares, and accordingly, do not have an obligation under Section 13(d) to file a beneficial ownership report.

      (b) (i) Mr. Potter has sole voting and dispositive power over 32,978 Shares and shared voting and dispositive power over 6,752,000 Shares.

          (ii) PAAI has sole voting and dispositive power over 28,478 Shares and shared voting and dispositive power over 6,752,000 Shares.

         (iii) Quebec I has sole voting and dispositive power over 8,034 Shares and shared voting and dispositive power over 1,242,000 Shares.

          (iv) Quebec II has sole voting and dispositive power over 11,370 Shares and shared voting and dispositive power over 2,135,000 Shares.

        The voting and dispositive power over the Shares held by Canada 1 through Canada 16 are shared with The Windsor Trust, a trust that resides in Barbados, who holds 50% of the voting shares of Canada 1 through Canada 16. The Windsor Trust was organized under the laws of Barbados and its business address is Royal Bank House, The Garrison, St.-Michael, Barbados. Mr. Potter is neither the settlor, the trustee nor the beneficiary of The Windsor Trust.

      (c) On September 13, 1999, Canada 11 sold 425,000 Shares for $29.50 (in Canadian dollars) per Share on the open market. Because Quebec I may be deemed to be a beneficial owner of the Shares of which Canada 11 possess direct beneficial ownership, the sale of 425,000 Shares by Canada 11 results in a change in the Reporting Persons' beneficial ownership of the Shares.

      (d) Each of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by it. The Reporting Persons, as holder of 50% of the voting shares of Canada 1 through Canada 16 (PAAI, Quebec I and Quebec II directly and Mr. Potter, indirectly), may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Canada 1 through Canada 16.

         The Windsor Trust, as a holder of 50% of the voting shares of Canada 1 through Canada 16, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Canada 1 through Canada 16.

      (e)  Not applicable




CUSIP No. 19244C109                 13D                  Page 10 of 13 Pages

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Mr. Potter as sole shareholder and as President of PAAI, controls the investment decisions of PAAI. Through PAAI, Mr. Potter also has indirect control over the investment decisions of Quebec I and Quebec II. By virtue of the relationship among the Reporting Persons as described herein, the Reporting Persons may be deemed to be a group under Section 13(d).

            Pursuant to Rule 13d-1(k), the Reporting Person have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

            There is filed herewith as Exhibit 1 a written agreement relating to joint filing as required by Rule 13d-1(k).



CUSIP No. 19244C109                 13D                  Page 11 of 13 Pages

                               SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  September 22, 1999


                                    /s/ MICHAEL U. POTTER
                                        Michael U. Potter

                                    POTTER, ALEXANDER AND ASSOCIATES INC.

                                    By: /s/ MICHAEL U. POTTER
                                            Michael U. Potter, as
                                            President of Potter, Alexander
                                            and Associates Inc.

                                   3088-9372 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 3088-9372 Quebec Inc.

                                   9036-8747 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 9036-8747 Quebec Inc.





CUSIP No. 19244C109                 13D                  Page 12 of 13 Pages

                                   EXHIBIT 1

                              JOINT FILING AGREEMENT
                              PURSUANT TO RULE 13D-1(k)

Michael U. Potter, Potter, Alexander and Associates Inc., 3088-9372 Quebec Inc. and 9036-8747 Quebec Inc. each hereby agrees that this Schedule 13D filed herewith and any amendments thereto relating to the holding of shares of Common Stock of Cognos Incorporated is filed jointly on behalf of such person.


DATED:  September 22, 1999


                                    /s/ MICHAEL U. POTTER
                                        Michael U. Potter

                                    POTTER, ALEXANDER AND ASSOCIATES INC.

                                    By: /s/ MICHAEL U. POTTER
                                            Michael U. Potter, as
                                            President of Potter, Alexander
                                            and Associates Inc.

                                   3088-9372 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 3088-9372 Quebec Inc.

                                   9036-8747 QUEBEC INC.

                                   By: /s/ PIERRE DUFOUR
                                           Pierre Dufour, as President and
                                           Secretary of 9036-8747 Quebec Inc.





CUSIP No. 19244C109                 13D                  Page 13 of 13 Pages

                                  Schedule I

                       Executive Officers and Directors

(i) Potter, Alexander and Associates ("PAAI")

     Michael U. Potter is President of PAAI and serves as one of its three directors. He is a Canadian citizen. His business address is Sixty-Two John Street, Ottawa, Ontario, Canada, K1M 1M3.

     Alan Potter serves as a director of PAAI and is a Canadian citizen. His business address 625 York Place, Victoria, British Columbia, Canada V8R 5X2.

     Anthony D. Richard serves as a director of PAAI and is a Canadian citizen. His business address is 1301 Weber Centre, 555 Calgary Trail Stbd, Edmonton, Alberta, Canada T6H 4J9.

(ii) 3088-9372 Quebec Inc. and 9036-8747 Quebec Inc.

      Pierre Dufour is the sole director and President and Secretary of 3088-9372 Quebec Inc. and 9036-8747 Quebec Inc. and is a Canadian citizen. His business address is 200 Montcalm Street, Hull, Quebec, Canada J8Y 3B5.